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                                                                       Exhibit 2




CITIZENS AND NORTHERN CORPORATION - FORM 10 - Q

Item 5. Other Events


                                     Exhibit - 2.

At the Annual Meeting held on Tuesday, April 16, 1996 in Wellsboro W. K. Francis resigned as President and Craig Litchfield was appointed by the Board of Directors to fill the position. Mr. Francis, who is 64 years old, joined the Bank in 1958 and will continue as Chairman of the Board and Chief Executive Officer for the balance of 1996; after that time he will remain Chairman of the Board.
Mr. Litchfield, 48 years old, has been employed by the Bank since 1972 and has held several positions including vice-president and more recently Senior vice-president.


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